Mail Stop 6010
Via Facsimile and U.S. Mail

November 22, 2006

Mr. Jeffrey L. Radke
President and Chief Executive Officer
PXRE Group Ltd.
P.O. Box HM 1282
Hamilton HM FX
Bermuda

      Re: PXRE Group Ltd.
          Form 10-K for fiscal year ended December 31, 2005
          File No. 1-15259

Dear Mr. Radke:

      We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          Kevin Woody
          Accounting Branch Chief